Exhibit 99.1

SIGMA LITHIUM STARTS CONSTRUCTION OF PRODUCTION
PLANT FOUNDATION AND INFRASTRUCTURE AND ORDERS
LONG LEAD ITEMS, ON SCHEDULE FOR PRODUCTION IN 2022

HIGHLIGHTS

•	Sigma starts construction activities on site for foundation, earth civil works and infrastructure installation of Production Plant, with equipment and 180 workers.

•	Company is on track to begin production in the fourth quarter of 2022. Please also refer to the Company’s website at www.sigmalithium.ca for updated videos of the current activities at the site.

•	The Company has the funds to meet the equity funding requirements under its proposed construction debt facility.

•	Sigma ordered an increased number of 38 key long lead items, placing deposits to secure them and maintain the current timeline for Production Plant commissioning.

VANCOUVER, British Columbia. December 6, 2021- Sigma Lithium Corporation (NASDAQ:SGML, TSXV:SGML) (“Sigma” or the “Company”), dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, is pleased to announce that it has commenced construction on site to build the foundation and infrastructure installation of its greentech dense media separation production plant (the “Production Plant”), at its wholly owned Grota do Cirilo Project (the “Project”).

The Company is also announcing that it has secured 38 critical long lead items required for the Project and begun ordering them from respective suppliers, placing deposits to secure manufacturing timetables. Prices and FEL-3 quotes for these long lead items have been in line with the FEL-2 capex estimates in the feasibility study included in the Company’s most recently filed technical report.

Completion of this stage of the construction civil works is expected within three months, when the Brazilian sub-construction firm of Promon Engenharia Ltda. (“Promon”) is expected to complete earthworks and the concrete plant drainage channels. This stage follows the successful conclusion last month of mobilization to site of approximately 180 workers and construction equipment.

In order to fund construction, the Company has the funds to meet the equity funding requirements under its proposed construction bank debt facility. The Company signed term sheets for debt and project finance with BDMG, the development bank of the Minas Gerais State and a commercial bank. It The closing of these debt transactions is pending the completion of customary due diligence and definitive documentation.

Calvyn Gardner, Sigma co-CEO and lead engineer on the ground at construction site, commented: “This is a tremendous milestone for Sigma Lithium, now initiating the construction of the Production Plant, following the successful completion of mobilization and the front-end engineering and design. As a result, we have been able to quote FEL-3 Capex in line with our FEL-2 estimates in our feasibility study. Our team has worked tirelessly this year on several fronts on detailed engineering and pre-construction with the environmental focus that has been a hallmark of Sigma.”

ADDITIONAL STAGES OF CONSTRUCTION

Phase 1 of the Production Plant has been designed to produce up to 220,000 tonnes per annum of high purity 6% battery grade lithium concentrate (“Battery Grade Green and Sustainable Lithium”), equivalent to approximately 33,000 tonnes per year of lithium carbonate equivalent (“LCE”).

Ana Cabral-Gardner, co-CEO and lead commercial officer, explained: “By advancing the Phase 1 construction schedule as planned, Sigma Lithium is in a position to potentially deliver large quantities of battery-grade green and sustainable lithium at a critical supply juncture for the lithium market and the battery industry.”

Ana continued: “Customer demand has been beyond the quantities that are planned to be produced by Phase 1, as indicated by the binding term-sheet with LG Energy Solution as well as by our agreement with Mitsui.”

She added: “Our recently approved final base shelf prospectus and related shelf registration will provide Sigma with financial flexibility to more efficiently do debt or equity offerings to fund our accelerated growth plans to meet the significant demand Sigma has been experiencing for its Battery Grade Green and Sustainable Lithium from global battery producers focused on sustainability in their supply chains.”

The Company completed a preliminary economic assessment and is currently conducting a preliminary feasibility study for a prospective second production phase contemplating the addition of a processing line with similar capacity to Phase 1 with a further 220,000 tonnes per year of Battery Grade Green and Sustainable Lithium. If warranted and validated by the ongoing feasibility study, the Company could potentially double the Project total capacity of Battery Grade Green and Sustainable Lithium to 440,000 tonnes per year (66,000 tonnes per year of LCE). The preliminary feasibility study is expected to be completed in the first quarter of 2022.

Calvyn Gardner said: “By achieving the milestone of starting construction, we proved the capabilities of our highly experienced project and technical teams to significantly advance Sigma Lithium’s operations from a demonstration plant towards a full-scale commercial plant.”

Calvyn added: “With the the Phase 2 pre-feasibility study being conducted concurrently with the construction of Phase 1, Sigma is evaluating our ability to potentially double production in the near term, if the study warrants. The high-quality of our lithium products offer great commercial advantages due to their high-purity, low levels of iron and alkalines and coarse particle size.”

LONG LEAD ITEMS AND ENGINEERING SERVICES CONTRACTS

The Company´s Board of Directors has approved a total of USD $9.4 million of construction disbursements, to be entirely funded from the Company´s construction savings account that had a December 1, 2021 balance of USD $23 million. The approvals include:

o	USD $4.7 million to Promon and its Brazilian subcontractor to execute civil works of earth moving for foundations, land adaptation and protective drainage of the construction site of the Production Plant.

o	USD $1.5 million to Promon and Primero Group Ltd. (“Primero”) for the continuity of certain construction-related engineering services throughout the first quarter of 2022.

o	USD $3.5 million of non-refundable deposits to order 38 long lead items, securing their respective manufacturing slots.

o	These long lead items include, amongst others: HV substation (including power transformers, plant switchrooms, transmission line; crushers (primary/secondary/tertiary); conveyors; reflux classifiers; dry stacking tailings environmental equipment (including tailings thickener, tailings belt filter, stackers, water treatment stations), cyclones, wet magnetic separators, control system hardware.

o	The procurement process for the long lead items has been managed by the Company´s project management team, together with Promon and Primero. Prices were received through request for proposals and have allowances to include freight, import duty and spare parts.

The Company is currently negotiating an agreement for the engineering, procurement, and construction management of the Production Plant and associated infrastructure with Promon and Primero. The Company is also in negotiations with two finalist mining contractors to build and operate the Company’s first mine at the Project.

ABOUT SIGMA LITHIUM

Headquartered in Canada, Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, developing with an ESG-centric strategy, a leading integrated Lithium company in the Americas. Sigma is developing the largest hard rock lithium spodumene deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil. The Company has processed these spodumene into Battery Grade Green and Sustainable Lithium for three years having achieved certification status with the largest battery makers in the world. Sigma has unique and differentiated environmental and social sustainability practices: The Project will be powered by clean & renewable energy. The Processing Plant will use state-of-the art water recirculation circuits combined with dry stacking tailings management, to reuse 100% of the water and not to create tailing dams. Sigma has sponsored a private agency to promote additional investments in the region and has been fostering initiatives to both create sustainable economic development while lifting the community from poverty.

With a goal of net zero carbon emissions by 2024, the Company has adhered consistently to the highest standards of environmental, social and governance practices, established as part of its core purpose at inception in 2012. For more information about Sigma Lithium, visit www.sigmalithiumresources.com.

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the technical information included in this news release.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com or ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

Anthony Dovkants

(Brazil) +55 11 99686 806

anthony@prconsultingamericas.com

Colleen Robar

(United States) +1 313 207 5960

crobar@robarpr.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ability of the Company to complete offerings of its securities under its shelf offering documents, the ability of the Company to complete construction and commence commercial production within the targeted timing and projected budget, the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.